Filed by Corporate Capital Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

On August 10, 2018, Corporate Capital Trust, Inc. (“CCT”) held a conference call to discuss CCT’s financial results for the quarter ended June 30, 2018. The conference call contained information regarding CCT’s proposed transaction with FS Investment Corporation (“FSIC”).

The following are excerpts from the transcript of CCT’s August 10, 2018 conference call discussing CCT’s proposed transaction with FSIC.

TODD BUILIONE:  Finally, we announced the merger of CCT and FSIC on July 23. As outlined on Slide 5, we believe that merging these entities will provide business and operational synergies in the near term as well as longer term that will expand shareholder value, specifically through reductions in administrative costs, further expansion and diversification of the investment portfolio and the optimization of our capital structure with lower borrowing costs. We recently filed the preliminary joint proxy statement with the SEC, hope to begin the proxy solicitation process in September and expect to close before year-end, subject to shareholder approval and the satisfaction of other closing conditions.

We will, of course, continue to provide updates on these initiatives in the coming months. With that, I'll turn the call over to Ryan to discuss our second quarter results.

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TODD BUILIONE:  We're looking forward to updating you throughout 2018 as we make progress on our core objectives and our planned merger with FSIC. Thanks very much for your time today and for your partnership. Operator, we're now happy to take questions.

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Casey Jay Alexander:  And lastly, can you sort of give us an update as to your thoughts regarding the SBCAA and additional leverage?

TODD BUILIONE:  Sure. It's Todd, Casey, good question. Thanks for asking about it. Look, I think if you step back for a second, we think it's a very good thing for the industry. It certainly increases flexibility. Maybe more specifically, it opens the door to investing in safer, lower-returning assets. We think, from a lender's perspective, it results in a better safer profile as well. I think it's safe to say our decision here we think is a really important one. We think we're best served by taking our time to deciding on a path. We clearly decided to focus on the merger, which was right in front of us. First, we've articulated on the merger specific call, all the advantages that we think come from merging with FSIC. We are not seeking approval to adjust the minimum asset coverage ratio as part of the merger proxy and there is nothing in front of our boards right now. But of course, we'll be back to you once we have developed a more specific view and have the opportunity to talk through with our board. And then finally, I will say if we were to decide to take advantage of the increased regulatory flexibility, we will certainly seek shareholder approval prior to implementing any change.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and CCT (together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, from FSIC’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

Participants in the Solicitation

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.